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                               August 8, 2022

       Justin Mirro
       Chairman and Chief Executive Officer
       Kensington Capital Acquisition Corp. IV
       1400 Old Country Road, Suite 301
       Westbury, NY 11590

                                                        Re: Kensington Capital
Acquisition Corp. IV
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 25, 2022
                                                            File No. 333-265740

       Dear Mr. Mirro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

       Registration Statement on Form S-4/A#1 filed on July 25, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 91

   1. We note your response to prior comment 16 and the additional disclosures you provided, including:
                                                            if holders of more
than 3 million Kensington Class A Ordinary Shares exercise
                                                             redemption rights
and the Minimum Cash Condition is not met, Amprius has the
                                                             right, in its sole
discretion, to waive such condition which could result in the Business
                                                             Combination being
consummated with redemptions greater than those presented in the Assuming
Maximum Redemption scenario; and
                                                            actual financial
position and results of operations may differ significantly from the pro forma amounts
presented.
 Justin Mirro
Kensington Capital Acquisition Corp. IV
August 8, 2022
Page 2
         Please disclose and discuss the full range of possible outcomes that could occur if
         Amprius waives the Minimum Cash Condition. Please also more fully explain how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the current pro forma disclosures are adequate since it does not appear they give effect to the range of possible results.
2. We note your response to prior comment 17, including your consideration of indexation and tender offer provisions associated with warrants. Please more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that result in their classification as liabilities. Please also more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that will result in their re-classification to equity after the Business Combination.
        You may contact Beverly Singleton, Staff Accountant at (202) 551-3328 or Anne
McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at
(202) 551-3345 or Erin Purnell, Legal Branch Chief at (202) 551-3454 with any other questions.



FirstName LastNameJustin Mirro                       Sincerely,
Comapany NameKensington Capital Acquisition Corp. IV
                                                     Division of Corporation
Finance
August 8, 2022 Page 2                                Office of Manufacturing
FirstName LastName